EXHIBIT 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We maintain our books and records in pounds sterling, our results are subsequently translated to U.S. dollars, and we prepare our condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in the unaudited condensed consolidated financial statements to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our condensed consolidated financial statements as at and for the quarters ended March 31, 2018 and 2017 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.4027, and £1.00 to $1.2537, which was the noon buying rate of the Federal Reserve Bank of New York on the last business day of our quarters ended March 31, 2018 and 2017, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through NightstaRx Limited and our U.S. subsidiary, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of NightstaRx Limited. Following the completion of our initial public offering in October 2017, our consolidated financial statements present the consolidated results of operations of Nightstar Therapeutics plc.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements” in our Annual Report for the year ended December 31, 2017, previously filed with the U.S. Securities Exchange Commission on April 3, 2018. Management reviewed the risks disclosed in the Annual Report and believe that all risks disclosed continue to be relevant to the Company as of the date of this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Report on Form 6-K and the Company’s consolidated financial statements and accompanying notes included within our Annual Report for the year ended December 31, 2017.

A.	Operating Results

Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is in Phase 3 clinical development and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a two-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. We also have product candidates in preclinical development for a number of inherited retinal diseases for which there are no approved treatments such Stargardt disease and Best vitelliform macular dystrophy, or Best disease.

Since our inception in May 2013, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our American Depositary Shares, or ADSs, and ordinary shares. Through March 31, 2018, we had received net cash proceeds of $178.1 million from sales of our ADSs and ordinary shares.

Since our inception, we have incurred operating losses. Our net loss was $14.4 million and $3.5 million for the quarters ended March 31, 2018 and 2017, respectively.  As of March 31, 2018 and December 31, 2017, we had an accumulated deficit of $76.4 million and $62.0 million, respectively. As of March 31, 2018, we had cash and cash equivalents of $122.3 million.

We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development and seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

Recent Announcements

In June 2018, we provided an update on anticipated timelines for our clinical program in NSR-RPGR in XLRP.

We expect to announce preliminary efficacy and safety data from the ongoing dose escalation study in the Phase 1/2 XIRIUS trial in the third quarter of 2018. Also, we expect to initiate the enrollment of the expansion study in the XIRIUS trial during the fourth quarter of 2018. The expansion study is intended to enroll approximately 30 patients at a therapeutic dose informed by the dose escalation study and is anticipated to include a low-dose control group of approximately 15 patients. Based on the current schedule, we expect to announce preliminary data from the expansion study in the XIRIUS trial in mid-2019. One-year follow-up data from each of the dose escalation study and the expansion study in the XIRIUS trial is expected in the second half of 2019 and in 2020, respectively.

Components of Our Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development tax credits provided by Her Majesty's Revenue and Customs, or HMRC. We expense research and development costs as incurred. These expenses consist of:

▪

expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

▪	manufacturing validation, qualification and scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;
▪	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
▪	costs related to compliance with regulatory requirements;
▪	facilities costs, depreciation and other expenses, which include rent and utilities; and
▪	fees for maintaining our third-party licensing agreements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under our license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program:

	For the Three Months Ended March 31,
	2018	2017
	(in thousands)
Direct research and development expense by program:
NSR-REP1	$3,437	$2,465
NSR-RPGR	1,608	192
Other	51	42
Total direct research and development expense	5,096	2,699
Personnel-related expense (including share-based compensation)	2,073	653
Research and development tax credit	(1,382)	(727)
Indirect research and development expense	277	125
Total research and development expense	$6,064	$2,750

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will increase substantially over the next several years as we increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization, including the uncertainty of:

▪	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;
▪	establishing an appropriate safety profile with IND- and CTA-enabling studies;
▪	successful patient enrollment in, and the initiation and completion of, clinical trials;
▪	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
▪	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
▪	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;
▪	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
▪	significant and changing government regulation;
▪	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
▪	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the U.S. Food and Drug Administration, European Medicines Agency or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, compliance and insurance costs, as well as investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest and Other Income

Interest income consists of interest on cash and cash equivalents held at banks primarily in money market accounts.

Foreign Currency Translation

We maintain our financial statements in the functional currency pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

For financial reporting purposes, our financial statements, which are prepared using the functional currency of pounds sterling, have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates for the corresponding period and shareholders’ equity is translated based on historical exchange rates at the time of the transaction. The resulting currency translation adjustments are not included in determining net loss but are included as foreign exchange translation adjustment in total comprehensive income (loss), a component of shareholders’ equity.

Comparison of the Quarters Ended March 31, 2018 and 2017

The following table summarizes our results of operations for the quarters ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in thousands)
Operating expenses:
Research and development	$6,064	$2,750	$3,314
General and administrative	2,776	730	$2,046
Total operating expenses	8,840	3,480	5,360
Other income (expense):
Interest and other income	367	4	363
Other (expense) income, net	(5,885)	4	$(5,889)
Total other (expense) income, net	(5,518)	8	(5,526)

Net loss	$(14,358)	$(3,472)	$(10,886)

Research and Development Expenses

Research and development expenses were $6.1 million for the quarter ended March 31, 2018, compared to $2.8 million for the quarter ended March 31, 2017. The increase of $3.3 million resulted primarily from increases in program-related expenses of $1.0 million for NSR-REP1 and $1.4 million for NSR-RPGR, as well as a $1.4 million increase in personnel-related costs. These increases were partially offset by an increase of $0.7 million of research and development tax credits from the HMRC. Research and development personnel-related costs increased due to an increase in headcount in the first quarter of 2018 to support our growth and to assist in the further development of our product candidates and pipeline. The increase in research and development personnel-related costs includes $0.2 million of additional non-cash share-based compensation compared to the same period in 2017.

General and Administrative Expenses

General and administrative expenses were $2.8 million for the quarter ended March 31, 2018, compared to $0.7 million for the quarter ended March 31, 2017. The increase of $2.0 million is mainly due to a $0.7 million increase in consulting and professional fees, including increased legal, accounting and audit fees, and a $1.1 million increase in personnel-related costs.  General and administrative personnel-related costs increased due to an increase in employees to support our increased research and development activities and our status as a public company. The increase in general and administrative personnel-related costs includes $0.5 million of additional non-cash share-based compensation compared to 2017.

Total Other (Expense) Income, Net

Other (expense) income, net was $5.5 million for the quarter ended March 31, 2018, compared to other income of $8,000 for the quarter ended March 31, 2017. The increase of $5.5 million mainly consisted of an increase in non-cash loss on foreign currency exchange of $5.9 million due to the strengthening of the pound sterling, our functional currency, compared to the U.S. dollar, our reporting currency, and an increase in U.S. dollar-denominated cash balances held at March 31, 2018.  The increase in the non-cash loss was partially offset by an increase of $0.4 million in interest and other income.

B.	Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of ordinary shares and ADSs. Through March 31, 2018, we had received net cash proceeds of $178.1 million from sales of our ordinary shares and ADSs. As of March 31, 2018, we had cash and cash equivalents of $122.3 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	For the Three Months Ended March 31,
	2018	2017
	(in thousands)
Net cash used in operating activities	$(8,922)	$(3,122)
Net cash used in investing activities	(43)	(10)
Net cash provided by financing activities	-	130
Effect of exchange rate changes on cash and cash equivalents	1,838	161
Net (decrease) in cash and cash equivalents	$(7,127)	$(2,841)

Net Cash Used in Operating Activities

Our use of cash for the quarter ended March 31, 2018 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $8.9 million during the quarter ended March 31, 2018 increased by $5.8 million compared to the quarter ended March 31, 2017. The increase in net cash used in operating activities was primarily due to increases of $4.0 million in research and development expenses, $2.0 million increase in general and administrative expenses and $0.7 million increase in the deferred research and development tax credit. These increases were partially offset by a $0.3 million increase in other income, a net increase of $0.3 million in the changes in accounts payable, accrued expenses and other liabilities, an increase of $0.7 million in non-cash share-based compensation and an increase of $0.2 million in change in prepaid expenses and other current assets during the quarter ended March 31, 2018, as compared to the quarter ended March 31, 2017. Additionally, net cash used in operating activities reflected a $4.5 million adjustment to net loss for the non-cash foreign currency losses during the three month period ended March 31, 2018.

Net Cash Used in Investing Activities

For the quarters ended March 31, 2018, we used $43,000 of cash in investing activities for the purchase of property and equipment, as compared to $10,000 used for the same purposes in the quarter ended March 31, 2017.

Net Cash Provided by Financing Activities

During the quarters ended March 31, 2018 and 2017, cash provided by financing activities was $0 and 130,000, respectively.

Credit Arrangement

We have a line of credit arrangement with a bank that allows us to submit payments up to £300,000 per month through the Bankers Automated Clearing Services system. The arrangement does not require us to pay any interest or fees and will remain effective until terminated by either party. There were no amounts outstanding under the arrangement at March 31, 2018 or December 31, 2017.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities as a public company, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. Our expenses will also increase as we:

▪	seek regulatory approvals for any product candidates that successfully complete clinical trials;
▪

establish a sales, marketing and distribution infrastructure in anticipation of commercializing any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

▪	hire additional clinical, medical and development personnel;
▪	expand our infrastructure and facilities to accommodate our growing employee base;
▪	continue our operations as a public company; and
▪	maintain, expand and protect our intellectual property portfolio.

We believe our existing cash and cash equivalents of $122.3 million at March 31, 2018 will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

▪	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;
▪	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
▪	the costs of future activities, including manufacturing, pre-commercial activities and commercialization;
▪	the revenue, if any, received from the commercial sale of our products, should any of our product candidates receive marketing approval;
▪	the costs and timing of hiring new employees to support our continued growth;
▪	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
▪	the extent to which we acquire technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

For further information on our critical and other significant accounting policies, see the notes to the condensed consolidated financial statements appearing elsewhere in this Report on Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018. See Note 1 to the unaudited condensed consolidated financial statements in Exhibit 99.1 in this Report on Form 6-K for changes to our significant accounting policies since the year ended December 31, 2017.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

▪	vendors in connection with preclinical development activities;
▪	CROs and investigative sites in connection with preclinical studies and clinical trials; and
▪	CMOs in connection with drug substance and drug product formulation of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Valuation of Share-Based Compensation

We have granted equity awards in the form of restricted share awards, or RSAs, restricted share units, or RSUs, and share options under our share-based compensation programs, which allows for share-based compensation in the form of share options, RSAs, RSUs and other share-based awards.

Share-based compensation is recognized as an expense in the financial statements based on the grant date fair value over the requisite service period. Currently, all awards granted to our employees and directors vest based on service conditions, and we use the straight-line method to allocate compensation expense to reporting periods. Beginning in the first quarter of 2017, we do not adjust share-based compensation for estimated forfeitures and account for forfeitures when they occur, which did not result in a material change in expense.

We use the Black-Scholes option pricing model to estimate the fair value of share options. This option-pricing model requires the input of various subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Due to the lack of history, our estimated expected ADS price volatility is based on using an average of comparable companies in the same industry. Our expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

Share-based compensation has been reported in our consolidated statements of operations as follows (in thousands):

	For the Three Months Ended March 31,
	2018	2017
Research and development	$301	$84
General and administrative	$535	66
Total share-based compensation	$836	$150

We expect the impact of our share-based compensation expense for equity awards granted to employees, directors and other service providers to grow in future periods due to the potential increases in the value of our ordinary shares and headcount.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered in the future to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.  A full valuation allowance is recorded against the Company’s net deferred tax asset position.

As a company that carries out extensive research and development activities, we seek to benefit from one of two U.K. research and development tax credit cash rebate regimes, the Small and Medium-sized Enterprises R&D Tax Credit Scheme (“SME Scheme”) and the Research and Development Expenditure scheme (“RDEC Scheme”).  Under the SME Scheme, our principal research subsidiary company, NightstaRx Limited, may be eligible to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to approximately 33.4% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which the Company does not receive income. Subcontracted research expenditures are eligible for a cash rebate of up to approximately 21.7%.

For certain periods where NightstaRx Limited is not eligible for the SME Scheme, NightstaRx Limited is eligible for the RDEC Scheme, whereby tax relief was given at 11% of allowable research and development costs, increasing to 12% from January 1, 2018.   The RDEC scheme is more restrictive with qualifying expenditures mainly comprising of employment cost for research staff.

Based on criteria established by HMRC, we expect a proportion of expenditures being carried out by NightstaRx Limited in relation to its pipeline research, clinical trials management and manufacturing development activities is likely to be eligible for inclusion within one of these two tax credit cash rebate regimes. In consideration of our correspondence with HMRC on our most recent claims submitted, NightstaRx Limited has completed a reassessment of the eligible costs recorded. During the quarter ended March 31, 2018, we recorded a $1.4 million credit to reduce research and development tax relief claims receivable, compared to an expense of $0.7 million in first quarter of 2017.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in Exhibit 99.1 in this Report on Form 6-K.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other matters, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

C.	Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

D.	Tabular Disclosure of Contractual Obligations

Our contractual obligations, as of March 31, 2018, relate to the lease of our office space in the United States, which is non-cancellable.  We have summarized in the table below our fixed contractual cash obligations as of March 31, 2018.

Premises Operating Lease
(In thousands)
2018	$65
2019	89
2020	46
Total contractual obligations	$200

Please refer to Note 14 to the unaudited condensed consolidated financial statements in Exhibit 99.1 in this Report on Form 6-K for information regarding contractual obligations related to leases entered into subsequent to March 31, 2018.

We enter into contracts in the normal course of business with CROs and other third vendors for clinical trials, clinical and commercial supply manufacturing, support for precommercial activities, research and development activities and other services and products for our operations. Our agreements generally provide for termination within 90 days of notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreements with the University of Oxford and Oxford BioMedica plc. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time.

E.	Other Matters

On June 5, 2018, the Company accepted the resignation of Ernst & Young LLP, registered in the United Kingdom, or EY UK, to provide professional services as the Company’s independent registered public accounting firm and engaged Ernst & Young LLP, registered in the United States, as the provider of such professional services. EY UK will continue as the statutory auditor of the Company for filings with Companies House in the United Kingdom.